Exhibit 12.1
CDK Global, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in millions)

	Years Ended June 30,
	2016	2015	2014	2013	2012
Earnings before income taxes	$369.1	$299.9	$353.3	$320.7	$256.4
Less: (income) loss from equity investees	(4.7)	(3.1)	(0.6)	0.6	2.4
Add: fixed charges	56.5	43.7	12.3	10.0	9.5
Earnings before income taxes and fixed charges	$420.9	$340.5	$365.0	$331.3	$268.3

Interest expense	$40.2	$28.8	$1.0	$0.9	$1.0
Interest component of rental expense(1)	16.3	14.9	11.3	9.1	8.5
Fixed charges	$56.5	$43.7	$12.3	$10.0	$9.5

Ratio of earnings to fixed charges	7.45	7.79	29.67	33.13	28.24

(1) The interest component of rental expense is estimated to be one-third of rental expense.